Filed Pursuant to Rule 424(b)(2)

Registration No. 333-233663

PRICING SUPPLEMENT dated November 12, 2020 (To Equity Index Underlying Supplement dated December 16, 2019, Prospectus Supplement dated December 16, 2019 and Prospectus dated December 16, 2019)

Canadian Imperial Bank of Commerce $19,550,000 Senior Global Medium-Term Notes Digital Russell 1000® Value Index-Linked Notes due December 15, 2021

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (December 15, 2021, subject to adjustment) is based on the performance of the Russell 1000® Value Index (the “underlier”) as measured from the trade date to and including the determination date (December 13, 2021, subject to adjustment). If the final underlier level on the determination date is greater than or equal to 85.00% of the initial underlier level (1,256.093, which was the closing level of the underlier on the trade date), you will receive the maximum settlement amount ($1,051.00 for each $1,000 principal amount of your notes). If the final underlier level declines by more than 15.00% from the initial underlier level, the return on your notes will be negative. You could lose your entire investment in the notes.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:

•	if the underlier return is greater than or equal to -15.00% (i.e. the final underlier level is greater than or equal to 85.00% of the initial underlier level), the maximum settlement amount; or

•	if the underlier return is less than -15.00% (i.e. the final underlier level is less than 85.00% of the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.1765 times (b) the sum of the underlier return plus 15.00% times (c) $1,000. This amount will be less than $1,000 and may be zero.

The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities. See “Additional Risk Factors Specific to Your Notes” beginning on page PRS-11 of this Pricing Supplement and “Risk Factors” beginning on page S-1 of the accompanying Underlying Supplement.

Our estimated value of the notes on the trade date, based on our internal pricing models, is $975.50 per note. The estimated value is less than the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this Pricing Supplement.

	Initial Issue Price	Price to Public	Agent’s Commission	Proceeds to Issuer
Per Note	$1,000.00	100.00%	0.95%	99.05%
Total	$19,550,000.00	$19,550,000.00	$185,725.00	$19,364,275.00

The notes are unsecured obligations of Canadian Imperial Bank of Commerce and all payments on the notes are subject to the credit risk of Canadian Imperial Bank of Commerce. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the Prospectus). The notes will not be listed on any U.S. securities exchange or interdealer quotation system.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these securities or determined if this Pricing Supplement or the accompanying Underlying Supplement, Prospectus Supplement or Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The issue price, agent’s commission and net proceeds listed above relate to the notes we will sell initially. We may decide to sell additional notes after the trade date, at issue prices and with agent’s commissions and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment will depend in part on the issue price you pay for your notes.

Goldman Sachs & Co. LLC (“GS&Co.”) or any of its affiliates or agents may use this Pricing Supplement in a market-making transaction in a note after its initial sale. Unless we, GS&Co. or any of our or its respective affiliates or agents informs the purchaser otherwise in the confirmation of sale, this Pricing Supplement is being used in a market-making transaction.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on November 19, 2020 against payment in immediately available funds.

Goldman Sachs & Co. LLC

Digital Russell 1000® Value Index-Linked Notes due December 15, 2021

ADDITIONAL INFORMATION REGARDING ESTIMATED VALUE OF THE NOTES

On the cover page of this Pricing Supplement, the Bank has provided the initial estimated value range for the notes. This range of estimated values was determined by reference to the Bank’s internal pricing models, which take into consideration certain factors, such as the Bank’s internal funding rate on the trade date and the Bank’s assumptions about market parameters. For more information about the initial estimated value, see “Additional Risk Factors Specific to Your Notes” in this Pricing Supplement.

The economic terms of the notes (including the maximum settlement amount) are based on the Bank’s internal funding rate, which is the rate the Bank would pay to borrow funds through the issuance of similar market-linked notes, the agent’s commission and the economic terms of certain related hedging arrangements. Due to these factors, the initial issue price you pay to purchase the notes will be greater than the initial estimated value of the notes. The Bank’s internal funding rate is typically lower than the rate the Bank would pay when it issues conventional fixed rate debt securities, as discussed further under “Additional Risk Factors Specific to Your Notes — Neither the Bank’s nor GS&Co.’s Estimated Value of the Notes at Any Time Is Determined by Reference to Credit Spreads or the Borrowing Rate the Bank Would Pay for Its Conventional Fixed-Rate Debt Securities” in this Pricing Supplement. The Bank’s use of its internal funding rate reduces the economic terms of the notes to you.

The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes in the secondary market (if GS&Co. makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately GS&Co.’s estimate of the market value of your notes on the trade date, based on its pricing models and taking into account the Bank’s internal funding rate, plus an additional amount (initially equal to $46 per $1,000 principal amount).

Prior to February 12, 2021, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through February 11, 2021). On and after February 12, 2021, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models. For additional information regarding the value of your notes shown in your GS&Co. account statements and the price at which GS&Co. would buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), each based on GS&Co.’s pricing models; see “Additional Risk Factors Specific to Your Notes — The Price at Which GS&Co. Would Buy Or Sell Your Notes (If GS&Co. Makes a Market, Which It Is Not Obligated To Do) Will Be Based on GS&Co.’s Estimated Value of Your Notes” in this Pricing Supplement.

PRS-1

Digital Russell 1000® Value Index-Linked Notes due December 15, 2021

ABOUT THIS PRICING SUPPLEMENT

You should read this Pricing Supplement together with the Prospectus dated December 16, 2019 (the “Prospectus”), the Prospectus Supplement dated December 16, 2019 (the “Prospectus Supplement”) and the Equity Index Underlying Supplement dated December 16, 2019 (the “Underlying Supplement”), each relating to our Senior Global Medium-Term Notes, for additional information about the notes. Information in this Pricing Supplement supersedes information in the accompanying Underlying Supplement, Prospectus Supplement and Prospectus to the extent it is different from that information. Certain terms used but not defined herein have the meanings set forth in the accompanying Underlying Supplement, Prospectus Supplement or Prospectus.

You should rely only on the information contained in or incorporated by reference in this Pricing Supplement and the accompanying Underlying Supplement, Prospectus Supplement and Prospectus. This Pricing Supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this Pricing Supplement and the accompanying Underlying Supplement, Prospectus Supplement and Prospectus, and in the documents referred to in these documents and which are made available to the public. We have not, and GS&Co. has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and GS&Co. is not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this Pricing Supplement or the accompanying Underlying Supplement, Prospectus Supplement or Prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this Pricing Supplement nor the accompanying Underlying Supplement, Prospectus Supplement or Prospectus constitutes an offer, or an invitation on our behalf or on behalf of GS&Co., to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this Pricing Supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the accompanying Underlying Supplement, Prospectus Supplement and Prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•	Underlying Supplement dated December 16, 2019:

https://www.sec.gov/Archives/edgar/data/1045520/000110465919073068/a19-25016_7424b2.htm

•	Prospectus Supplement dated December 16, 2019:

https://www.sec.gov/Archives/edgar/data/1045520/000110465919073058/a19-24965_3424b2.htm

•	Prospectus dated December 16, 2019:

https://www.sec.gov/Archives/edgar/data/1045520/000110465919073027/a19-24965_1424b3.htm

PRS-2

Digital Russell 1000® Value Index-Linked Notes due December 15, 2021

INVESTMENT THESIS

You should be willing to forgo interest payments and risk losing your entire investment for the potential to earn a maximum settlement amount of 105.10% of the principal amount if the underlier return is greater than or equal to -15.00%. Your maximum return on your notes will not be greater than 5.10%, and you could lose all or a substantial portion of your investment if the underlier return is less than -15.00%.

DETERMINING THE CASH SETTLEMENT AMOUNT

At maturity, for each $1,000 principal amount, the investor will receive (in each case as a percentage of the principal amount):

•	if the final underlier level is greater than or equal to 85.00% of the initial underlier level, a maximum settlement amount of 105.10%; or

•	if the final underlier level is less than 85.00% of the initial underlier level, 100.00% minus approximately 1.1765% for every 1.00% that the final underlier level has declined below 85.00% of the initial underlier level.

If the final underlier level is less than the initial underlier level by more than 15.00%, the return on the notes will be negative and the investor could lose their entire investment in the notes.

KEY TERMS
Issuer:	Canadian Imperial Bank of Commerce
Underlier:	The Russell 1000® Value Index (Bloomberg symbol, “RLV Index”)
Principal Amount:	$19,550,000 in the aggregate; each note will have a principal amount equal to $1,000
Trade Date:	November 12, 2020
Settlement Date:	November 19, 2020
Determination Date:	December 13, 2021, subject to adjustment
Stated Maturity Date:	December 15, 2021, subject to adjustment
Initial Underlier Level:	1,256.093
Final Underlier Level:	The closing level of the underlier on the determination date
Underlier Return:	The quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage
Threshold Level:	85.00% of the initial underlier level
Threshold Amount:	15.00%
Threshold Settlement Amount:	$1,051.00 per note
Buffer Rate:	The quotient of the initial underlier level divided by the threshold level, which equals approximately 117.65%
Maximum Settlement Amount:	The threshold settlement amount
Cap Level:	105.10% of the initial underlier level
CUSIP/ISIN:	13605WM73 / US13605WM737

PRS-3

Digital Russell 1000® Value Index-Linked Notes due December 15, 2021

HYPOTHETICAL PAYMENT AT MATURITY

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Principal Amount)
150.000%	105.100%
125.000%	105.100%
100.000%	105.100%
95.000%	105.100%
90.000%	105.100%
85.000%	105.100%
84.000%	98.824%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

RISKS

Investing in the notes involves significant risks. Please read the section entitled “Additional Risk Factors Specific to Your Notes” in this Pricing Supplement as well as the risks and considerations described under “Risk Factors” in the accompanying Underlying Supplement, Prospectus Supplement and Prospectus.

PRS-4

Digital Russell 1000® Value Index-Linked Notes due December 15, 2021

SUMMARY INFORMATION

We refer to the notes we are offering by this Pricing Supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Terms used but not defined in this Pricing Supplement have the meanings set forth in the accompanying Underlying Supplement, Prospectus Supplement or Prospectus. This section is meant as a summary and should be read in conjunction with the accompanying Prospectus, Prospectus Supplement and Underlying Supplement. This Pricing Supplement supersedes any conflicting provisions of the documents listed above.

Key Terms

Issuer: Canadian Imperial Bank of Commerce

Underlier: The Russell 1000® Value Index (Bloomberg symbol, “RLV Index”), as published by FTSE Russell

Specified currency: U.S. dollars (“$”)

Principal amount: Each note will have a principal amount of $1,000; $19,550,000 in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the trade date.

Minimum investment: $1,000 (one note)

Denominations: $1,000 and integral multiples of $1,000 in excess thereof

Purchase at amount other than principal amount: The amount we will pay you on the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or a discount) to principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at principal amount. Also, the stated threshold level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at principal amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” in this Pricing Supplement.

Cash settlement amount (on the stated maturity date): For each $1,000 principal amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than or equal to the threshold level, the threshold settlement amount; or

•	if the final underlier level is less than the threshold level, the sum of (i) $1,000 plus (ii) the product of (a) the buffer rate times (b) the sum of the underlier return plus the threshold amount times (c) $1,000. In this case, the cash settlement amount will be less than the principal amount of the notes, and you will lose some or all of the principal amount.

Threshold level: 85.00% of the initial underlier level

Threshold settlement amount: $1,051.00 per note

Cap level: 105.10% of the initial underlier level

Maximum settlement amount: The threshold settlement amount

Threshold amount: 15.00%

Buffer rate: The quotient of the initial underlier level divided by the threshold level, which equals approximately 117.65%

Initial underlier level: 1,256.093, which was the closing level of the underlier on the trade date

Final underlier level: The closing level of the underlier on the determination date

Underlier return: The quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a positive or negative percentage

Trade date: November 12, 2020

Original issue date (settlement date): November 19, 2020

Determination date: December 13, 2021, subject to adjustment as described under “Certain Terms of the Notes—Valuation Dates” in the accompanying Underlying Supplement.

Stated maturity date: December 15, 2021, subject to adjustment as described under “Certain Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Underlying Supplement.

PRS-5

Digital Russell 1000® Value Index-Linked Notes due December 15, 2021

Market disruption event: With respect to any given trading day, any of the following will be a market disruption event with respect to the underlier:

•	a suspension, absence or material limitation of trading in underlier stocks (as defined below) constituting 20% or more, by weight, of the underlier on their respective primary markets, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,

•	a suspension, absence or material limitation of trading in option or futures contracts, if available, relating to the underlier or to underlier stocks constituting 20% or more, by weight, of the underlier in their respective primary markets for those contracts, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	underlier stocks constituting 20% or more, by weight, of the underlier, or option or futures contracts, if available, relating to the underlier or to underlier stocks constituting 20% or more, by weight, of the underlier do not trade on what were the respective primary markets for those underlier stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of us or any of our affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the notes. For more information about hedging by us and/or any of our affiliates, see “Use of Proceeds and Hedging” in the accompanying Underlying Supplement.

The following events will not be market disruption events with respect to the underlier:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the underlier or to any underlier stock.

For this purpose, an “absence of trading” in the primary securities market on which an underlier stock, or on which option or futures contracts, if available, relating to the underlier or to any underlier stock are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an underlier stock or in option or futures contracts, if available, relating to the underlier or to any underlier stock in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market,

•	an imbalance of orders relating to that underlier stock or those contracts, or

•	a disparity in bid and ask quotes relating to that underlier stock or those contracts,

will constitute a suspension or material limitation of trading in that underlier stock or those contracts in that market.

Closing level: As described under “Certain Terms of the Notes –– Certain Definitions –– Closing Level” in the accompanying Underlying Supplement

No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system

Calculation agent: Canadian Imperial Bank of Commerce. We may appoint a different calculation agent without your consent and without notifying you

CUSIP / ISIN: 13605WM73 / US13605WM737

PRS-6

Digital Russell 1000® Value Index-Linked Notes due December 15, 2021

SUPPLEMENTAL TERMS OF THE NOTES

For purposes of the notes offered by this Pricing Supplement, all references to each of the following terms used in the accompanying Underlying Supplement will be deemed to refer to the corresponding term used in this Pricing Supplement, as set forth in the table below:

Underlying Supplement Term	Pricing Supplement Term
Final Valuation Date	determination date
maturity date	stated maturity date
Reference Asset	underlier
Index Sponsor	underlier sponsor

PRS-7

Digital Russell 1000® Value Index-Linked Notes due December 15, 2021

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical final underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; the underlier level on any day throughout the life of the notes, including the final underlier level on the determination date, cannot be predicted. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the underlier and the creditworthiness of CIBC. In addition, the estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by CIBC) is less than the initial issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Bank’s Initial Estimated Value of the Notes at the Time of Pricing (When the Terms of Your Notes Were Set on the Trade Date) Is Lower Than the Initial Issue Price of the Notes” and “Additional Information Regarding Estimated Value of the Notes” in this Pricing Supplement. The information in the following hypothetical examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Threshold settlement amount	$1,051.00 per note
Threshold level	85.00% of the initial underlier level
Cap level	105.10% of the initial underlier level
Maximum settlement amount	$1,051.00 per note
Buffer rate	Approximately 117.65%
Threshold amount	15.00%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the principal amount and held to the stated maturity date

The actual performance of the underlier over the life of your notes, as well as the cash settlement amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this Pricing Supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this Pricing Supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level, and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final underlier level and the assumptions noted above.

PRS-8

Digital Russell 1000® Value Index-Linked Notes due December 15, 2021

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Principal Amount)
150.000%	105.100%
125.000%	105.100%
100.000%	105.100%
95.000%	105.100%
90.000%	105.100%
85.000%	105.100%
84.000%	98.824%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 29.412% of the principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose approximately 70.588% of your investment (if you purchased your notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment). If the final underlier level were determined to be 0.000% of the initial underlier level, you would lose your entire investment in the notes. In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount, or 105.100% of each $1,000 principal amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any final underlier level that is greater than or equal to 85.000% of the initial underlier level.

The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final underlier level were any of the hypothetical levels shown on the horizontal axis. The hypothetical cash settlement amounts in the chart are expressed as percentages of the principal amount of your notes and the hypothetical final underlier levels are expressed as percentages of the initial underlier level. The chart shows that any hypothetical final underlier level of less than 85.000% (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the principal amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level of greater than or equal to 85.000% (the section right of the 85.000% marker on the horizontal axis) would result in a capped return on your investment.

PRS-9

Digital Russell 1000® Value Index-Linked Notes due December 15, 2021

The cash settlement amounts at maturity shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced By Many Unpredictable Factors” in this Pricing Supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this Pricing Supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

PRS-10

Digital Russell 1000® Value Index-Linked Notes due December 15, 2021

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described under “Risk Factors” in the accompanying Prospectus, Prospectus Supplement and Underlying Supplement. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying Prospectus, Prospectus Supplement and Underlying Supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Structure Risks

You May Lose Your Entire Investment in the Notes

You may lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level to the closing level on the determination date. If the final underlier level is less than the threshold level, you will lose, for each $1,000 of the principal amount of your notes, an amount equal to the product of (i) the buffer rate times (ii) the sum of the underlier return plus the threshold amount times (iii) $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to principal amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive significantly less than the amount of your investment in the notes.

The Potential for the Value of Your Notes to Increase Will Be Limited by the Maximum Settlement Amount

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the maximum settlement amount (which is equal to the threshold settlement amount). The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the initial underlier level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described in the accompanying Underlying Supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-index-linked debt security of comparable maturity that bears interest at a prevailing market rate.

Underlier Risks

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in the notes will not make you a holder of any of the underlier stocks. Neither you nor any other holder or owner of the notes will have any rights with respect to the underlier stocks, including any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights of a holder of the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

We Cannot Control Actions By Any of the Unaffiliated Companies Whose Securities Are Included in the Underlier

Actions by any company whose securities are included in the underlier may have an adverse effect on the price of its security, the final underlier level and the value of the notes. These companies will not be involved in the offering of the notes

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and will have no obligations with respect to the notes, including any obligation to take our or your interests into consideration for any reason. These companies will not receive any of the proceeds of the offering of the notes and will not be responsible for, and will not have participated in, the determination of the timing of, prices for, or quantities of, the notes to be issued. These companies will not be involved with the administration, marketing or trading of the notes and will have no obligations with respect to the cash settlement amount to be paid to you at maturity.

We and Our Respective Affiliates Have No Affiliation with the Underlier Sponsor and Have Not Independently Verified Its Public Disclosure of Information

We and our respective affiliates are not affiliated in any way with the underlier sponsor and have no ability to control or predict its actions, including any errors in or discontinuation of disclosure regarding the methods or policies relating to the calculation of the underlier. We have derived the information about the underlier sponsor and the underlier contained herein from publicly available information, without independent verification. You, as an investor in the notes, should make your own investigation into the underlier and the underlier sponsor. The underlier sponsor is not involved in the offering of the notes made hereby in any way and has no obligation to consider your interest as an owner of notes in taking any actions that might affect the value of the notes.

There Is No Guarantee That the Underlier Methodology Will Be Successful

The underlier is designed to track the large- and mid-capitalization segment of the U.S. equity market and is predominantly comprised of value stocks, meaning stocks issued by companies thought to be undervalued by the market relative to comparable companies. There is no guarantee that the underlier will outperform any other index or strategy that tracks the large- and mid-capitalization segment of the U.S. equity market using other criteria. Companies that are considered to be value oriented may have lower growth potential relative to comparable companies, which may cause the level of the underlier to decrease over the term of the notes. Accordingly, the investment strategy represented by the underlier may not be successful, and your investment in the notes may result in a loss. An investment in the notes may also underperform an investment linked to the Russell 1000® Index as a whole.

The Historical Performance of the Underlier Should Not Be Taken as an Indication of Its Future Performance

The final level of the underlier will determine the amount to be paid on the notes at maturity. The historical performance of the underlier does not necessarily give an indication of its future performance. As a result, it is impossible to predict whether the level of the underlier will rise or fall during the term of the notes. The level of the underlier will be influenced by complex and interrelated political, economic, financial and other factors.

Conflicts of Interest

Our Economic Interests and Those of GS&Co. and any Dealer Participating in the Offering of the Notes Will Potentially Be Adverse to Your Interests

You should be aware of the following ways in which our economic interests and those of GS&Co. and any dealer participating in the distribution of the notes, which we refer to as a “participating dealer,” will potentially be adverse to your interests as an investor in the notes. In engaging in certain of the activities described below, our affiliates, GS&Co. or its affiliates or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the notes, and in so doing they will have no obligation to consider your interests as an investor in the notes. Our affiliates, GS&Co. or its affiliates or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the notes.

•	Research reports by our affiliates, GS&Co. or its affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the notes and may adversely affect the level of the underlier. Our affiliates, GS&Co. or its affiliates or any participating dealer or its affiliates may, at present or in the future, publish research reports on the underlier stocks. This research will be modified from time to time without notice and may, at present or in the future, express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research reports on an underlier stock could adversely affect the level of the underlier and, therefore, adversely affect the value of and your return on the notes. You are encouraged to derive information concerning the underlier from multiple sources and should not rely on the views expressed by us or our affiliates, GS&Co. or its affiliates or any participating dealer or its affiliates. In addition, any research reports on the underlier stocks published on or prior to the trade date could result in an increase in the level of the underlier on the trade date, which would adversely affect investors in the notes by increasing the closing level at which the underlier must close on the final valuation date in order for investors in the notes to receive a favorable return.
•	Hedging activities by our affiliates, GS&Co. or its affiliates or any participating dealer or its affiliates may adversely affect the closing level of the underlier. We expect to hedge our obligations under the notes through one or more hedge counterparties, which may include our affiliates, GS&Co. or its affiliates or any participating

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dealer or its affiliates. Pursuant to such hedging activities, our hedge counterparty may acquire some or all of the underlier stocks or and/or other instruments linked to the underlier or the underlier stocks. Depending on, among other things, future market conditions, the aggregate amount and the composition of such positions are likely to vary over time. To the extent that our hedge counterparty has a long hedge position in any underlier stocks, derivative or synthetic instruments related to the underlier, they may liquidate a portion of such holdings at or about the time of the final valuation date or at or about the time of a change in the underlier or the underlier stocks. These hedging activities could potentially adversely affect the level of the underlier and, therefore, adversely affect the value of and your return on the notes.
•	Trading activities by our affiliates, GS&Co. or its affiliates or any participating dealer or its affiliates may adversely affect the closing level of the underlier. Our affiliates, GS&Co. or its affiliates or any participating dealer or its affiliates may engage in trading in the underlier stocks and other instruments relating to the underlier or the underlier stocks on a regular basis as part of their general broker-dealer and other businesses. Any of these trading activities could potentially adversely affect the closing level of the underlier and, therefore, adversely affect the value of and your return on the notes.
•	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession or any distribution expense fee, creating a further incentive for the participating dealer to sell the notes to you. If any participating dealer or any of its affiliates conducts hedging activities for us in connection with the notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities, and this projected profit will be in addition to any concession or distribution expense fee that the participating dealer receives for the sale of the notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the notes to you.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

The calculation agent will, among other things, determine the cash settlement amount payable at maturity of the notes. We will serve as the calculation agent. We may appoint a different calculation agent without your consent and without notifying you. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the underlier has occurred. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates or a similarly situated party to unwind our hedge positions. Since this determination by the calculation agent will affect the payment at maturity on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind. See “Certain Terms of the Notes — Role of the Calculation Agent” in the accompanying Underlying Supplement.

Tax Risks

The U.S. Federal Tax Consequences of An Investment in the Notes Are Unclear

There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the U.S. Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid cash-settled derivative contracts. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes might be materially and adversely affected. The U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. See “Certain U.S. Federal Income Tax Consequences” in the accompanying Underlying Supplement. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, including the character and timing of income or loss and the degree, if any, to which income realized by non-U.S. persons should be subject to withholding tax, possibly with retroactive effect. Both U.S. and non-U.S. persons considering an investment in the notes should review carefully the section of the accompanying Underlying Supplement entitled “Certain U.S. Federal Income Tax Consequences” and consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

There Can Be No Assurance that the Canadian Federal Income Tax Consequences of an Investment in the Notes Will Not Change in the Future

There can be no assurance that Canadian federal income tax laws, the judicial interpretation thereof, or the administrative policies and assessing practices of the Canada Revenue Agency will not be changed in a manner that adversely affects investors. For a discussion of the Canadian federal income tax consequences of investing in the notes, please read the

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section of this Pricing Supplement entitled “Certain Canadian Federal Income Tax Considerations” as well as the section entitled “Material Income Tax Consequences — Canadian Taxation” in the accompanying Prospectus. You should consult your tax advisor with respect to your own particular situation.

General Risks

The Notes Are Subject to the Credit Risk of the Bank

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of the Bank, as issuer of the notes. The notes are our unsecured obligations. As further described in the accompanying Prospectus and Prospectus Supplement, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of the Bank, except such obligations as may be preferred by operation of law. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. See “Description of Senior Debt Securities — Ranking” in the accompanying Prospectus.

The Bank’s Initial Estimated Value of the Notes at the Time of Pricing (When the Terms of Your Notes Were Set on the Trade Date) Is Lower Than the Initial Issue Price of the Notes

The Bank’s initial estimated value of the notes is only an estimate. The initial issue price of the notes will exceed the Bank’s initial estimated value. The difference between the initial issue price of the notes and the Bank’s initial estimated value reflects costs associated with selling and structuring the notes, as well as hedging its obligations under the notes with a third party.

Neither the Bank’s nor GS&Co.’s Estimated Value of the Notes at Any Time Is Determined by Reference to Credit Spreads or the Borrowing Rate the Bank Would Pay for Its Conventional Fixed-Rate Debt Securities

The Bank’s initial estimated value of the notes was determined and GS&Co.’s estimated value of the notes at any time are determined by reference to the Bank’s internal funding rate. The internal funding rate used in the determination of the estimated value of the notes generally represents a discount from the credit spreads for the Bank’s conventional fixed-rate debt securities and the borrowing rate the Bank would pay for its conventional fixed-rate debt securities. This discount is based on, among other things, the Bank’s view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the Bank’s conventional fixed-rate debt securities. If the interest rate implied by the credit spreads for the Bank’s conventional fixed-rate debt securities or the borrowing rate the Bank would pay for its conventional fixed-rate debt securities were to be used, the Bank would expect the economic terms of the notes to be more favorable to you. Consequently, the use of an internal funding rate for the notes increases the estimated value of the notes at any time and has an adverse effect on the economic terms of the notes.

The Bank’s Initial Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ From GS&Co.’s Estimates

The Bank’s initial estimated value of the notes was determined by reference to its internal pricing models when the terms of the notes were set. These pricing models consider certain factors, such as the Bank’s internal funding rate on the trade date, the expected term of the notes, market conditions and other relevant factors existing at that time, and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions (including the pricing models and assumptions used by GS&Co.) could provide valuations for the notes that are different, and perhaps materially lower, from the Bank’s initial estimated value. Therefore, the price at which GS&Co. would buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do) may be materially lower than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.

The Price at Which GS&Co. Would Buy Or Sell Your Notes (If GS&Co. Makes a Market, Which It Is Not Obligated To Do) Will Be Based on GS&Co.’s Estimated Value of Your Notes

GS&Co.’s estimated value of the notes is determined by reference to its pricing models and takes into account the Bank’s internal funding rate. The price at which GS&Co. would initially buy or sell your notes in the secondary market (if GS&Co. makes a market, which it is not obligated to do) exceeds GS&Co.’s estimated value of your notes at the time of pricing. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Additional Information Regarding Estimated Value of the Notes” above) will decline to zero on a straight line basis over the period from the trade date through the applicable date set forth above under “Additional Information Regarding Estimated Value of the Notes” above. Thereafter, if GS&Co. buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to GS&Co.’s pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time will also reflect its then current bid and ask spread for similar sized trades of structured notes. If GS&Co. calculated its estimated value of your notes by reference to the Bank’s credit spreads or the borrowing rate the Bank

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would pay for its conventional fixed-rate debt securities (as opposed to the Bank’s internal funding rate), the price at which GS&Co. would buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do) could be significantly lower.

GS&Co.’s pricing models consider certain variables, including principally the Bank’s internal funding rate, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to GS&Co.’s models, taking into account the Bank’s internal funding rate, due to, among other things, any differences in pricing models or assumptions used by others. See “—The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in the Bank’s creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus GS&Co.’s then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “—The Notes Will Not Be Listed on Any Securities Exchange and Your Notes May Not Have an Active Trading Market” below.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the volatility – i.e., the frequency and magnitude of changes – in the level of the underlier;
•	the dividend rates of the underlier stocks;
•	economic, financial, regulatory, political, military, public health or other events that may affect the prices of any of the underlier stocks and thus the level of the underlier;
•	other interest rate and yield rates in the market;
•	the time remaining until your notes mature; and
•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market-making transaction. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes.

The Notes Will Not Be Listed on Any Securities Exchange and We Do Not Expect A Trading Market For the Notes to Develop

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although GS&Co. and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop for the notes. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which GS&Co. and/or its affiliates are willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to the stated maturity date. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to the stated maturity date.

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We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the trade date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the initial issue price you paid as provided on the cover of this Pricing Supplement.

If You Purchase Your Notes at a Premium to Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at principal amount. If you purchase your notes at a premium to principal amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at principal amount or a discount to principal amount. In addition, the impact of the threshold level, the threshold settlement amount and the maximum settlement amount on the return on your investment will depend upon the price you pay for your notes relative to principal amount. For example, if you purchase your notes at a premium to principal amount, the threshold settlement amount and maximum settlement amount will only permit a lower positive return on your investment in the notes than would have been the case for notes purchased at principal amount or a discount to principal amount. Similarly, if the final underlier level is less than the threshold level, you will incur a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at principal amount or a discount to principal amount.

Other Investors in the Notes May Not Have the Same Interests as You

Other investors in the notes are not required to take into account the interests of any other investor in exercising remedies or voting or other rights in their capacity as noteholders or in making requests or recommendations to GS&Co. as to the establishment of other transaction terms. The interests of other investors may, in some circumstances, be adverse to your interests. For example, certain investors may take short positions (directly or indirectly through derivative transactions) on assets that are the same or similar to your notes, underlier, underlier stocks or other similar securities, which may adversely impact the market for or value of your notes.

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THE UNDERLIER

The Russell 1000® Value Index

The underlier is sponsored by FTSE Russell and is a sub-index of the Russell 1000® Index. The underlier is designed to track the performance of the large- and mid-capitalization segment of the U.S. equity market and is predominantly comprised of value stocks, meaning stocks issued by companies thought to be undervalued by the market relative to comparable companies. The underlier was launched on December 31, 1978. Additional information about the underlier is available on the following website: ftse.com/analytics/factsheets/Home/Search#. We are not incorporating by reference the website or any material it includes in this Pricing Supplement.

As of October 12, 2020, the top ten constituents of the underlier (and their respective weightings in the underlier) were: Berkshire Hathaway Inc. Class B (2.66%), Johnson & Johnson (2.23%), JPMorgan Chase & Co. (1.99%), Verizon Communications Inc. (1.58%), Intel Corp. (1.47%), The Walt Disney Co. (1.45%), Comcast Corp. Class A (1.34%), Pfizer Inc. (1.31%), Walmart Inc. (1.29%) and AT&T Inc. (1.29%). As of October 12, 2020, the 848 companies included in the underlier were divided into eleven Industry Classification Benchmark (ICB) industries. The ICB industries include (with the approximate percentage currently included in such industries indicated in parentheses): Consumer Discretionary (16.51%), Consumer Staples (5.55%), Financials (9.47%), Health Care (13.48%), Basic Materials (1.79%), Energy (1.98%), Technology (27.76%), Utilities (3.10%), Real Estate (3.31%), Industrials (13.50%) and Telecommunications (3.55%). (Sector designations are determined by the underlier sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.) As of the close of business on September 18, 2020, FTSE Russell transitioned from the Russell Global Sectors to the ICB.

The Russell 1000® Index includes approximately 1,000 of the largest securities that form the Russell 3000® Index. The Russell 3000® Index is comprised of the 3,000 largest U.S. companies, or 98% based on market capitalization, of the investable U.S. equity market. The Russell 1000® Index represents approximately 90% of the total market capitalization of the Russell 3000® Index.

Selection of Constituent Stocks of the Russell 1000® Value Index

The Russell 1000® Value Index is a sub-index of the Russell 1000® Index, which is a sub-index of the Russell 3000® Index. To be eligible for inclusion in the Russell 3000® Index and the Russell 1000® Index, and, consequently, the Russell 1000® Value Index, a company’s stocks must be listed on the rank day in May of a given year (the timetable is announced each spring) and FTSE Russell must have access to documentation verifying the company’s eligibility for inclusion. Eligible initial public offerings (“IPOs”) are added to Russell U.S. Indices quarterly, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, IPOs must meet additional eligibility criteria.

A company is included in the U.S. equity markets and is eligible for inclusion in the Russell 3000® Index and the Russell 1000® Index, and consequently, the Russell 1000® Value Index, if that company incorporates in the U.S., has its headquarters in the U.S. and also trades with the highest liquidity in the U.S.  If a company does not satisfy all of the above criteria, it can still be included in the U.S. equity market if any one of the following home country indicators is in the United States: (i) country of incorporation, (ii) country of headquarters and (iii) country in which the company trades with the highest liquidity (as defined by a two-year average daily dollar trading volume from all exchanges within the country), and the primary location of that company’s assets or its revenue, based on an average of two years of assets or revenues data, is also in the United States. In addition, if there is insufficient information to assign a company to the U.S. equity markets based on its assets or revenue, the company may nonetheless be assigned to the U.S. equity markets if the headquarters of the company is located in the United States or if the headquarters of the company is located in certain “benefit-driven incorporation countries”, or “BDIs”, and that company’s most liquid stock exchange is  in the United States. The BDI countries are Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curaçao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten and Turks and Caicos Islands. A U.S.-

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listed company is not eligible for inclusion within the U.S. equity market if it has been classified by FTSE Russell as a China N share on the rank date of the underlier reconstitution. A company will be considered a China N share if the following criteria are satisfied: (i) the company is incorporated outside of the People’s Republic of China, (ii) the company is listed on the NYSE, the NASDAQ or the NYSE American (formerly the NYSE MKT), (iii) over 55% of the revenue or assets of the company are derived from the People’s Republic of China, and (iv) the company is controlled by a mainland Chinese entity, company or individual (if the shareholder background cannot be determined with publicly available information, FTSE Russell will consider whether the establishment and origin of the company are in mainland China and whether the company is headquartered in mainland China). An existing China N Share which fails one or more of the following criteria will cease to be classified as a China N share: (i) the company is no longer incorporated outside the People’s Republic of China, (ii) the company is no longer listed on the NYSE, the NASDAQ exchange, or the NYSE American, (iii) the percentages of revenue and assets derived from the People’s Republic of China have both fallen below 45 percent, or (iv) the company is acquired/a controlling stake is held by a non-Mainland Chinese state entity, company or individual. Only asset and revenue data from the most recent annual report is considered when evaluating whether a company should be classified a China N share (i.e., there will be no two year averaging). ADRs and ADSs are not eligible for inclusion in the Russell 3000® Index or the Russell 1000® Index, or consequently, the Russell 1000® Value Index.

In addition, all securities eligible for inclusion in the Russell 3000® Index and the Russell 1000® Index, and consequently, the Russell 1000® Value Index, must trade on an eligible exchange (CBOE (formerly BATS), NYSE, NYSE American (formerly NYSE MKT), NYSE Arca and NASDAQ).

Exclusions from the Russell 1000® Value Index

FTSE Russell specifically excludes the following companies and securities from the Russell 3000® Index and the Russell 1000® Index, and consequently, the Russell 1000® Value Index: (i) preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, depository receipts, installment receipts and trust receipts; (ii) royalty trusts, U.S. limited liability companies, closed-end investment companies, companies that are required to report Acquired Fund Fees and Expenses (as defined by the SEC), including business development companies, blank check companies, special-purpose acquisition companies and limited partnerships; (iii) companies with a total market capitalization less than $30 million; (iv) companies with only a small portion of their shares available in the marketplace (companies with less than an absolute 5% of shares available); (v) bulletin board, pink sheets or over-the-counter traded securities, including securities for which prices are displayed on the FINRA ADF; (vi) real estate investment trusts and publicly traded partnerships that generate, or have historically generated, unrelated business taxable income and have not taken steps to block their unrelated business taxable income to equity holders; and (vii) companies with 5% or less of the company’s voting rights in the hands of unrestricted shareholders (existing constituents that do not currently have more than 5% of the company’s voting rights in the hands of unrestricted shareholders have until the September 2022 review to meet this requirement).

Initial List of Eligible Securities

The primary criterion FTSE Russell uses to determine the initial list of securities eligible for the Russell 3000® Index and the Russell 1000® Index and, consequently, the Russell 1000® Value Index, is total market capitalization, which is calculated by multiplying the total outstanding shares for a company by the market price as of the rank day for those securities being considered at annual reconstitution. IPOs may be added between constitutions as noted below. All common stock share classes are combined in determining a company’s total shares outstanding. If multiple share classes have been combined, the number of total shares outstanding will be multiplied by the primary exchange close price and used to determine the company’s total market capitalization. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. Stocks must have a closing price at or above $1.00 on their primary exchange or an eligible secondary exchange on the last trading day of May of each year to be eligible for inclusion in the Russell 3000® Index and the Russell 1000® Index, and consequently, the Russell 1000® Value Index. In order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the rank day in May, it will be considered eligible if the average of the daily closing prices from their primary exchange during the 30 days prior to the rank day is equal to or greater than $1.00. If an existing member does not trade on the rank day, it must price at $1.00 or above on another eligible U.S. exchange to remain eligible.

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Multiple Share Classes

If an eligible company trades under multiple share classes or if a company distributes shares of an additional share class to its existing shareholders through a mandatory corporate action, each share class will be reviewed independently for inclusion. Share classes in addition to the primary vehicle (the pricing vehicle) that have a total market capitalization larger than $30 million, an average daily dollar trading value that exceeds that of the global median, and a float greater than 5% of shares available in the market place are eligible for inclusion.

The pricing vehicle will generally be designated as the share class with the highest two-year trading volume as of the rank day. In the absence of two years’ worth of data, all available data will be used for this calculation. If the difference between trading volumes for each share class is less than 20%, the share class with the most available shares outstanding will be used as the pricing vehicle. At least 100 day trading volume is necessary to consider the class as a pricing vehicle for existing members. New members will be analyzed on all available data, even if that data is for less than 100 days.

Determining Style

FTSE Russell uses a “non-linear probability” method to determine whether a stock included in the Russell 1000® Index is included in the Russell 1000® Growth Index, the Russell 1000® Value Index, or both. The term “probability” is used to indicate the degree of certainty that a stock belongs in one of those indexes.

FTSE Russell uses three variables to determine whether a stock exhibits growth characteristics, value characteristics, or both. One variable—book-to-price ratio—is used to represent a stock’s value characteristics, while two variables—I/B/E/S forecast medium-term growth (2 year) and sales per share historical growth (5 year)—are used to represent a stock’s growth characteristics. Stocks included in the Russell 1000® Index are given a ranking for each variable and these rankings are converted to standardized units, where the value variable represents 50% of the score and the two growth variables represent the remaining 50%. They are then combined to produce a composite value score (“CVS”). Stocks included in the Russell 1000® Index are then ranked by their CVS, and a probability algorithm is applied to the CVS distribution to assign growth and value weights or “probabilities” to each stock. In general, a stock with a higher CVS is considered a value stock, a stock with a lower CVS is considered a growth stock and a stock with a CVS in the middle range is considered to have both growth and value characteristics.

Description of non-linear probability algorithm

Stock A, in Figure 1, is a security with 20% of its available shares assigned to the Russell 1000® Value Index and the remaining 80% assigned to the Russell 1000® Growth Index. The growth and value probabilities will always sum to 100%. Hence, the sum of a stock’s market capitalization in the Russell 1000® Value Index and the Russell 1000® Growth Index will always equal its market capitalization in the Russell 1000® Index.

In Figure 1, the quartile breaks are calculated such that approximately 25% of the available market capitalization lies in each quartile. Stocks at the median are divided 50% in the Russell 1000® Value Index and 50% in the Russell 1000® Growth Index. Stocks below the first quartile are 100% in the Russell 1000® Growth Index. Stocks above the third quartile are 100% in the Russell 1000® Value Index. Stocks falling between the first and third quartile breaks are in both the Russell 1000® Value Index and the Russell 1000® Growth Index to varying degrees depending on how far they are above

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or below the median and how close they are to the first or third quartile breaks, subject to the 5% rule and the banding rule, as described below.

5% rule

If a stock’s initial weight is more than 95% in either the Russell 1000® Value Index or the Russell 1000® Growth Index, FTSE Russell increases its weight to 100% in that index and removes the stock altogether from the other index. As a result of the 5% rule, roughly 70% of the available market capitalization of the Russell 1000® Index is classified as all-growth or all-value. The remaining 30% of stocks have some portion of their market capitalization allocated to the Russell 1000® Value Index and the Russell 1000® Growth Index, depending on their relative distance from the median value score.

Banding rule

In an effort to mitigate unnecessary turnover, FTSE Russell implements a banding methodology at the CVS level. If (i) a company’s CVS change from the previous year is less than plus or minus 0.10 and (ii) the company remains in the Russell 1000® Index, then the CVS will not be updated during the next reconstitution process. Keeping the CVS static for these companies does not mean the probability (value/growth) will remain unchanged in all cases due to the relation of a CVS score to the overall index. In the past, this banding methodology has reduced turnover caused by smaller, less meaningful movements while continuing to allow the larger, more meaningful changes to occur.

Market capitalization

The market capitalization of the Russell 1000® Value Index may not equal 50% of the Russell 1000® Index because asymmetry in the capitalization distributions within the second and third quartiles may result in a skewed distribution of CVS. When CVS is normally distributed, each of the Russell 1000® Value Index and the Russell 1000® Growth Index will equal 50% of the Russell 1000® Index.

Missing values, negative values, or low coverage

Stocks with missing or negative values for their book-to-price ratio, missing values for I/B/E/S medium-term growth (2 year) (negative I/B/E/S medium-term growth is valid), or missing sales per share historical growth (5 year) (6 years of quarterly numbers are required), are allocated by using the mean value score of (i) the Russell Global Sectors industry, subsector, or sector group (for the June 2020 rebalance) and (ii) the ICB official sector scheme (for new additions/IPOs starting after the June 2020 rebalance and for the June 2021 rebalance and going forward) into which the company falls in the Russell 1000® Index. Each missing (or in the case of book-to-price ratio, negative) variable is substituted with the mean value score of the industry, subsector or sector group independently. An industry must have five members or the substitution reverts to the subsector, and so forth to the sector. In addition, a weighted value score is calculated for securities with low analyst coverage for I/B/E/S medium-term growth. For securities with coverage by a single analyst, 2/3 of the industry, subsector, or sector group value score is weighted with 1/3 the security’s independent value score. For those securities with coverage by 2 analysts, 2/3 of the independent security’s value score is used and only 1/3 of the industry, subsector, or sector group is weighted. For those securities with at least three analysts contributing to the I/B/E/S medium-term growth variable, 100% of the independent security’s value score is used.

Annual Reconstitution

The Russell 1000® Index and the Russell 1000® Value Index are reconstituted annually by FTSE Russell to reflect changes in the marketplace. The list of companies is ranked based on total market capitalization on the last trading day in May, with the actual reconstitution occurring on the final Friday of June each year, unless the final Friday in June is the 29th or 30th, in which case reconstitution will occur on the preceding Friday. A full calendar for reconstitution is made available each spring.

A company’s total shares are multiplied by the primary exchange close price of the pricing vehicle and used to determine the company’s total market capitalization for the purpose of ranking of companies and determination of index membership. If no volume exists on the primary exchange on the rank day, the last trade price from an eligible secondary exchange will be used where volume exists (using the lowest trade price above $1.00 if multiple secondary markets exist). The company’s rank will be determined based on the cumulative market capitalization. As of the June 2016 reconstitution,

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any share class not qualifying for eligibility independently will not be aggregated with the pricing vehicle within the available shares calculation.

For mergers and spin-offs that are effective between the rank day and the Friday prior to annual reconstitution in June, the market capitalizations of the impacted securities are recalculated and membership is reevaluated as of the effective date of the corporate action. For corporate events that occur during the final week of reconstitution (during which reconstitution is finalized Friday after U.S. market close), market capitalizations and memberships will not be reevaluated. Non-index members that have been considered ineligible as of rank day will not be reevaluated in the event of a subsequent corporate action that occurs between rank day and the reconstitution effective date.

Index Calculation and Capitalization Adjustments

As a capitalization-weighted index, the Russell 1000® Value Index reflects changes in the capitalization, or market value, of the underlier stocks relative to the capitalization on a base date. The current Russell 1000® Value Index value is the compounded result of the cumulative daily (or monthly) return percentages, where the starting value of the underlier is equal to the base value (100) and base date (December 31, 1990). Returns between any two dates can then be derived by dividing the ending period index value (IV1) by the beginning period (IV0) index value, so that the return equals [(IV1 / IV0) –1]*100. To calculate the underlier value, the market values of the underlier stocks are added together to arrive at the total market capitalization of the underlier. The market value of an index stock is equal to the product of (i) the price of such stock times (ii) the number of available shares times (iii) the stock’s value weight or “probability”. The last sale prices will be used for exchange traded and NASDAQ stocks. In the event of a market disruption resulting in any index stock price being unavailable, FTSE Russell will generally use the last reported price for such index stock to calculate the underlier.

The weight of a stock included in the Russell 1000® Value Index is equal to its weight in the Russell 1000® Index multiplied by its value weight or “probability”. Constituent stocks of the Russell 1000® Index are weighted by their free-float market capitalization, which is calculated by multiplying the primary closing price by the number of free-float shares. Free-float shares are shares that are available to the public for purchase as determined by FTSE Russell. Adjustments to shares are reviewed quarterly (including at reconstitution) and for major corporate actions such as mergers. Total shares and adjustments for available shares are based on information recorded in SEC corporate filings.

The following are excluded from free float: shares directly owned by state, regional, municipal and local governments (excluding shares held by independently managed pension schemes for governments); shares held by sovereign wealth funds where each holding is 10% or greater of the total number of shares in issue; shares held by directors, senior executives and managers of the company, and by their family and direct relations, and by companies with which they are affiliated; shares held within employee share plans; shares held by public companies or by non-listed subsidiaries of public companies; shares held by founders, promoters, former directors, founding venture capital and private equity firms, private companies and individuals (including employees) where the holding is 10% or greater of the total number of shares in issue; all shares where the holder is subject to a lock-up clause or has a stated incentive to retain the shares (for the duration of that clause or incentive, after which free float changes resulting from the expiry of a lock-up or incentive will be implemented at the next quarterly review subject to the lock-up or incentive expiry date occurring on or prior to the share and float change information cut-off date); shares held by an investor, investment company or an investment fund that is actively participating in the management of a company or is holding shares for publicly announced strategic reasons, or has successfully placed a current member to the board of directors of a company; and shares that are subject to ongoing contractual agreements (such as swaps) where they would ordinarily be treated as restricted. In addition, while portfolio holdings such as pension funds, insurance funds or investment companies will generally not be considered as restricted from free float, where a single portfolio holding is 30% or greater it will be regarded as strategic and therefore restricted (and will remain restricted until the holding falls below 30%).

Corporate Actions Affecting the Underlier

FTSE Russell adjusts the underlier on a daily basis in response to certain corporate actions and events. Therefore, a company’s membership in the underlier and its weight in the underlier can be impacted by these corporate actions. The adjustment is applied based on sources of public information, including press releases and Securities and Exchange Commission filings. Prior to the completion of a corporate action or event, FTSE Russell estimates the effective date.

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FTSE Russell will then adjust the anticipated effective date based on public information until the date is considered final. Depending on the time on a given day that an action is determined to be final, FTSE Russell will generally either (1) apply the action before the open on the ex-date or (2) apply the action after providing appropriate notice. If FTSE Russell has confirmed the completion of a corporate action, scheduled to become effective subsequent to a rebalance, the event may be implemented in conjunction with the rebalance to limit turnover, provided appropriate notice can be given. FTSE Russell applies the following methodology guidelines when adjusting the underlier in response to corporate actions and events:

“No Replacement” Rule — Securities that are deleted from the underlier between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the underlier over the past year will fluctuate according to corporate activity.

Mergers and Acquisitions

Adjustments due to mergers and acquisitions are applied to the underlier after the action is determined to be final. In the event that a constituent is being acquired for cash or is delisted subsequent to an index review, such constituent will be removed from the underlier in conjunction with the underlier review, assuming that the action is determined to be final and a minimum of two days’ notice can be provided.

Between constituents: When mergers and acquisitions take place between companies that are both constituents of a Russell index for cash, the target company is deleted from the underlier at the last traded price. When mergers and acquisitions take place between companies that are both constituents of a Russell index for stock, the target company is deleted from the underlier and the shares of the acquiring stock are increased according to the offer terms. When mergers and acquisitions take place between companies that are both constituents of a Russell index for cash or stock or a combination thereof, the target company is deleted from the underlier and the shares of the acquiring company are simultaneously increased per the merger terms.

Between a constituent and a non-constituent: If the target company is a member of the Russell 1000® Value Index, it is deleted from the underlier and the acquiring company will be included initially in the underlier provided it is eligible in all other respects at the time of the merger, regardless of previous eligibility screenings. If the acquiring company is deemed eligible it will be added to the underlier on the effective date and the opening price will be calculated using the offer terms. When the target company is a FTSE Russell Universe member, the shares of the member acquiring company will be updated to reflect the merger. Any share update will be made giving appropriate notice.

Given sufficient market hours after the confirmation of a merger or acquisition, FTSE Russell effects the action after the close on the last day of trading of the target company, or at an appropriate time once the transaction has been deemed to be final.

Rights Offerings — Rights offered to shareholders are reflected in the underlier only if the subscription price of the rights is at a discount to the market price of the stock. Provided that FTSE Russell has been alerted to the rights offer prior to the ex-date, it will adjust the price of the stock for the value of the rights and increased shares according to the terms of the offering before the open on the ex-date.

Spin-offs — If the spin-off entity meets the eligibility requirements for the Russell 1000® Value Index, the spin-off entity will be added to the Russell 1000® Value Index on the ex-date of the distribution. The spin-off entity will be retained in the Russell 1000® Value Index until the next annual reconstitution, when it will be evaluated for inclusion. If the spin-off entity does not meet the eligibility requirements for the Russell 1000® Value Index, the spin-off entity will be added to the Russell 1000® Value Index on the ex-date of the distribution. It will remain in the Russell 1000® Value Index until listing and settlement and then deleted at market price with notice.

Initial Public Offerings — Eligible IPOs are added to the Russell 1000® Index based on total market capitalization ranking within the market-adjusted capitalization breaks established at the most recent annual reconstitution. Any IPO that is added to the Russell 1000® Index will also be added to the Russell 1000® Value Index or the Russell 1000® Growth Index, as applicable, based on its industry’s average style probability established at the latest reconstitution.

An IPO of additional share classes will be considered for eligibility and must meet the same eligibility criteria for all other multiple share classes. If at the time of the IPO the additional share class does not meet the eligibility criteria for separate

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index membership, it will not be added to the underlier and will subsequently be reviewed for index membership during the next annual reconstitution.

Once IPO additions have been announced, an IPO may be added to the underlier prior to the previously announced schedule, if a corporate action has deemed this to be appropriate and notice can be provided (e.g. an index member automatically receives shares via a stock distribution into a projected IPO add).

Tender Offers — A company acquired as a result of a tender offer is removed when (i) (a) offer acceptances reach 90%; (b) shareholders have validly tendered and the shares have been irrevocably accepted for payment; and (c) all pertinent offer conditions have been reasonably met and the acquirer has not explicitly stated that it does not intend to acquire the remaining shares; (ii) there is reason to believe that the remaining free float is under 5% based on information available at the time; or (iii) following completion of the offer the acquirer has stated intent to finalize the acquisition via a short-form merger, squeeze-out, top-up option or any other compulsory mechanism.

Where the conditions for index deletion are not met, FTSE Russell may implement a free float change based on the reported acceptance results at the expiration of the initial, subsequent or final offer period where (i) the minimum acceptance level as stipulated by the acquiror is met; (ii) shareholders have validly tendered and the shares have been irrevocably accepted for payment; (iii) all pertinent offer conditions have been reasonably met and (iv) the change to the current float factor is greater than 3%. FTSE Russell uses the published results of the offer to determine the new free float of the target company. If no information is published in conjunction with the results from which FTSE Russell can determine which shareholders have and have not tendered, the free float change will reflect the total shares now owned by the acquiring company. A minimum T+2 notice period of the change is generally provided. Any subsequent disclosure on the updated shareholder structure will be reviewed during the quarterly review cycle. If the offer includes a stock consideration, the acquiring company’s shares will be increased proportionate to the free float change of the target company. If the target company’s free float change is greater than 3%, the associated change to the acquiring company’s shares will be implemented regardless of size. Additionally, if the change to the target company is less than 3%, then no change will be implemented to the target or the acquiring company at the time of the event, regardless of any change to the acquiring company’s shares. The target company will then be deleted as a second-step, if the conditions for deletion are achieved at the expiration of a subsequent offer period.

In the event that a tender offer results in an additional listed and active “tendered” line prior to the tendered shares being accepted and exchanged for settlement, FTSE Russell will generally evaluate the following factors to determine whether to switch to the tendered line: (i) the objective of the offer is to fully acquire and delist the target company (and FTSE Russell is not aware of any obstacles designed to prevent this objective; e.g. there are no major shareholders who have publicly disclosed that they will not be tendering); (ii) the offer is deemed to be successful (i.e. the minimum acceptance threshold has been achieved); (iii) more than 50% of the shares subject to the offer have been tendered; (iv) there is an additional tender offer period to provide a window for index users to tender into the tendered shares’ line; and (v) there are outstanding regulatory or other substantive hurdles preventing the transaction completing immediately at the conclusion of the tender offer, with the results not expected to be known for some time. Index implementation will generally occur immediately after the opening of the additional offer period (with the provision of appropriate notice) – with an informative notice published announcing the change, to supplement the information within the applicable tracker files. In the event that the tendered line is halted prior to index implementation, its close price will be updated to reflect the deal terms until implementation. In the event that the prerequisites for deletion are not achieved and the target company is retained within the underlier at a reduced weight, the tendered line will be removed at deal terms (if no active market) with the ordinary line being re-added at a reduced weight at its last close price.

In exceptional circumstances, any review changes due to be effective for the companies involved in a tender offer may be retracted if FTSE Russell becomes aware of a tender offer which is due to complete on or around the effective date of such index review changes. Such exceptional circumstances may include undue price pressure being placed on the companies involved, or if proceeding with the review changes would compromise the replicability of the underlier.

Delisted and Suspended Stocks — A stock will be deleted as a constituent if it is delisted from all eligible exchanges, becomes bankrupt, files for bankruptcy protection, is insolvent or is liquidated, or where evidence of a change in circumstances makes it ineligible for index inclusion. If, however, a stock is suspended, FTSE Russell will determine its treatment as follows:

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•	if a constituent is declared bankrupt without any indication of compensation to shareholders, the last traded price will be adjusted to zero value and the constituent will be removed from the underlier with notice (typically T+2);

•	in all other cases, a constituent will continue to be included in the underlier for a period of up to 20 business days at its last traded price;

•	if a constituent continues to be suspended at the end of the 20 business day period, it will be subject to review and a decision will be taken to either allow the constituent to remain in the underlier for a further period of up to 20 business days or to remove it at zero value. In making this determination,

•	FTSE Russell will take into account the stated reasons for the suspension. These reasons may include announcements made by the company regarding a pending acquisition or restructuring, and any stated intentions regarding a date for the resumption of trading;

•	if the suspension period reaches 60 business days, the constituent will be removed from the underlier at zero value at the next index review, subject to the 60th business day of suspension occurring on or before the Friday which falls four weeks prior to the underlier review implementation date. Where the 60th business day of suspension occurs after such date, the constituent will be reviewed for removal at the subsequent index review

•	in certain limited circumstances where the underlier weight of the constituent is significant and FTSE Russell determines that a market-related value can be established for the suspended constituent, for example because similar company securities continue to trade, deletion may take place at the market-related value instead. In such circumstances, FTSE Russell will set out its rationale for the proposed treatment of the constituent at the end of the 60 business day period;

•	if, following the end of the 60 business day period, a suspended constituent resumes trading in advance of the underlier review lock-down period (i.e., the two week period prior to the underlier review effective date) in March, June, September or December, the deletion notice will be rescinded and the constituent will be retained in the underlier. However, where the constituent resumes trading during the underlier review lock-down period, the constituent will continue to be removed from the underlier as previously announced but in these circumstances the deletion will instead be implemented at market value unless there are barriers that render a market value irreplicable. In this event, the company will continue to be removed at zero; and

•	if a constituent has been removed from the underlier and trading is subsequently restored, the constituent will only be reconsidered for inclusion after a period of 12 months from its deletion. For the purposes of index eligibility, it will be treated as a new issue.

Bankruptcy and Voluntary Liquidations — Companies that file for a Chapter 7 bankruptcy or have filed a liquidation plan will be removed from the underlier at the time of the bankruptcy filing (except when shareholder approval is required to finalize the liquidation plan, in which case the company will be removed once shareholder approval has been granted). Companies filing for a Chapter 11 reorganization bankruptcy will remain a member of the underlier, unless the company is delisted from the primary exchange, in which case normal delisting rules apply. If a company files for bankruptcy, is delisted and it can be confirmed that it will not trade on any market, including OTC, FTSE Russell may remove the stock at a nominal price of $0.0001.

Stock Distributions and distributions in specie — A price adjustment for stock distributions is applied on the ex-date of the distribution. Where FTSE Russell is able to value a distribution in specie prior to the ex-date, a price adjustment is made to the company paying the dividend at the open on the ex-date. If no valuation of the distribution exists prior to the ex-date, no price adjustment is applied. Where the company whose holders are receiving the distribution is an index member, its shares will be increased according to the terms of the distribution. If such company is not an index member, the distributed shares will be added to the underlier until they have been settled and have listed, at which point they will be removed at the last traded price giving appropriate notice.

Special Cash Dividends — If a constituent pays out a special cash dividend, the price of the stock is adjusted to deduct the dividend amount before the open on the ex-date. No adjustment for regular cash dividends is made in the price return calculation of the Russell 1000® Value Index.

Updates to Shares Outstanding and Free Float — FTSE Russell reviews the underlier quarterly for updates to shares outstanding and to free floats used in calculating the underlier. The changes are implemented quarterly in March, June, September and December after the close on the third Friday of such month. The June reconstitution will be implemented

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on the last Friday of June (unless the last Friday occurs on the 29th or 30th of the month, in which case reconstitution will occur on the Friday prior).

In March, September and December shares outstanding and free floats are updated to reflect (i) cumulative share changes greater than 1%, (ii) for constituents with a free float less than or equal to 15%, cumulative free float changes greater than 1%, and (iii) for constituents with a free float greater than 15%, cumulative free float changes greater than 3%. Updates to shares outstanding and free floats will be implemented each June regardless of size (i.e., the percentage change thresholds above will not be applied). FTSE Russell implements the June updates using data sourced primarily from the companies’ publicly available information filed with the Securities and Exchange Commission.

Outside of the quarterly update cycle, outstanding shares and free float will be updated with at least two days’ notice if prompted by primary or secondary offerings if (i) there is a USD $1 billion investable market capitalization change related to a primary/secondary offering measured by multiplying the change to index shares by the subscription price or (ii) there is a resultant 5% change in index shares related to a primary or secondary offering and a USD $250 million investable market capitalization change measured by multiplying the change to index shares by the subscription price. The pricing date will serve as the trigger for implementation; i.e. once FTSE Russell is aware that an offering has priced, the update will be implemented with two days’ notice from market close (contingent on the thresholds described above being triggered). If discovery of the pricing date occurs more than two days after the pricing date, the update will be deferred until the next quarterly review.

If a company distributes shares of an additional share class to its existing shareholders through a mandatory corporate action, the additional share class will be evaluated for separate index membership. The new share class will be deemed eligible if the market capitalization of the distributed shares meets the minimum size requirement (the market capitalization of the smallest member of the Russell 3000E Index from the previous rebalance as adjusted for performance to date). If the additional share class is not eligible at the time of distribution, it will not be added to the underlier.

License Agreement

We will enter into a non-exclusive license agreement with FTSE Russell whereby we, in exchange for a fee, are permitted to use the underlier and its related trademarks in connection with certain securities, including the notes.

The license agreement between FTSE Russell and us will provide that the following language must be set forth when referring to any FTSE Russell indexes or the FTSE Russell trademarks in this term sheet:

“‘Russell 1000® Index’ and ‘Russell 3000® Index’ are trademarks of FTSE Russell and have been licensed for use by CIBC. The notes are not sponsored, endorsed, sold, or promoted by FTSE Russell and FTSE Russell makes no representation regarding the advisability of investing in the notes.

The notes are not sponsored, endorsed, sold, or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in these notes particularly or the ability of the underlier to track general stock market performance or a segment of the same. FTSE Russell’s publication of the underlier in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the notes upon which the underlier is based. FTSE Russell’s only relationship to CIBC and its affiliates is the licensing of certain trademarks and trade names of FTSE Russell and of the underlier which is determined, composed and calculated by FTSE Russell without regard to CIBC and its affiliates or the notes. FTSE Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and FTSE Russell makes no representation or warranty, express or implied, as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the underlier. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE UNDERLIER OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CIBC AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE UNDERLIER OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE UNDERLIER OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

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Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding principal amount of your notes on the stated maturity date.

None of us, GS&Co. or any of our respective affiliates make any representation to you as to the performance of the underlier. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this Pricing Supplement and the date of your purchase of the offered notes. The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the historical closing levels shown below.

The graph below shows the daily historical closing levels of the underlier from November 12, 2010 through November 12, 2020. On November 12, 2020, the closing level of the underlier was 1,256.093. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the Russell 1000® Value Index
Source: Bloomberg

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SUPPLEMENTAL PLAN OF DISTRIBUTION

GS&Co. has agreed to purchase the notes at a discount reflecting commissions of $9.50 per $1,000 principal amount of notes. The commissions per $1,000 principal amount are comprised of $2.50 of fees and $7.00 of selling commission. We have been advised that GS&Co. will also pay a fee to SIMON Markets LLC, a broker-dealer affiliated with GS&Co., for providing certain electronic platform services with respect to this offering. At the time we issue the notes, we will enter into certain hedging arrangements (which may include call options, put options or other derivatives) with GS&Co. or one of its affiliates.

We will deliver the notes against payment therefor in New York, New York on November 19, 2020, which is the fifth scheduled business day following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes will settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this Pricing Supplement in the initial sale of the notes.  In addition, GS&Co. or any of its affiliates or agents may use this Pricing Supplement in market-making transactions in any notes after their initial sale.  Unless we, GS&Co. or any of our or its respective affiliates or agents inform you otherwise in the confirmation of sale, this Pricing Supplement is being used in a market-making transaction.

While GS&Co. may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that GS&Co. makes available from time to time after the issue date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs.

The price at which you purchase the notes includes costs that the Bank, GS&Co. or any of our or its respective affiliates expect to incur and profits that the Bank, GS&Co. or any of our or its respective affiliates expect to realize in connection with hedging activities related to the notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes.

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Digital Russell 1000® Value Index-Linked Notes due December 15, 2021

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by the discussion entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying Underlying Supplement, which you should carefully review prior to investing in the notes.

The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, you should generally recognize capital gain or loss upon the sale, exchange or payment upon maturity in an amount equal to the difference between the amount you receive in such transaction and the amount that you paid for your notes. Such gain or loss should generally be treated as long-term capital gain or loss if you have held your notes for more than one year.

The expected characterization of the notes is not binding on the IRS or the courts. It is possible that the IRS would seek to characterize the notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying Underlying Supplement. Such alternate treatments could include a requirement that a holder accrue ordinary income over the life of the notes or treat all gain or loss at maturity as ordinary gain or loss. For a more detailed discussion of certain alternative characterizations with respect to the notes and certain other considerations with respect to an investment in the notes, you should consider the discussion set forth in “Certain U.S. Federal Income Tax Consequences” of the accompanying Underlying Supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in the underlier would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the underlier were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the underlier and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the underlier is or becomes a PFIC or a USRPHC.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the underlier or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the underlier or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PRS-28

Digital Russell 1000® Value Index-Linked Notes due December 15, 2021

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this Pricing Supplement and who for the purposes of the Canadian Tax Act and the regulations thereto and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with CIBC and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of CIBC for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of CIBC’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences — Canadian Taxation” in the accompanying Prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by CIBC on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own tax advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

PRS-29

Digital Russell 1000® Value Index-Linked Notes due December 15, 2021

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated September 6, 2019, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on September 6, 2019.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by this Pricing Supplement and the accompanying Underlying Supplement, Prospectus Supplement and Prospectus, the notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 6, 2019, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on September 6, 2019.

PRS-30

Digital Russell 1000® Value Index-Linked Notes due December 15, 2021

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this Pricing Supplement or the accompanying Underlying Supplement, Prospectus Supplement or Prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither this Pricing Supplement nor the accompanying Underlying Supplement, Prospectus Supplement or Prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Pricing Supplement and the accompanying Underlying Supplement, Prospectus Supplement and Prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS

Pricing Supplement
Page
Additional Information Regarding Estimated Value of the Notes	PRS-1
About this Pricing Supplement	PRS-2
Summary Information	PRS-5
Supplemental Terms of the Notes	PRS-7
Hypothetical Examples	PRS-8
Additional Risk Factors Specific to Your Notes	PRS-11
The Underlier	PRS-17
Supplemental Plan of Distribution	PRS-27
United States Federal Income Tax Considerations	PRS-28
Certain Canadian Federal Income Tax Considerations	PRS-29
Validity of the Notes	PRS-30

Equity Index Underlying Supplement dated December 16, 2019

Risk Factors	S-1
Use of Proceeds and Hedging	S-7
Index Descriptions	S-8
The Dow Jones Industrial Average®	S-8
The EURO STOXX 50® Index	S-10
The FTSE® 100 Index	S-12
The Hang Seng® Index	S-14
The JPX-Nikkei Index 400	S-16
The MSCI Indices	S-18
The Nasdaq-100® Index	S-23
The Nikkei 225 Index	S-26
The Russell Indices	S-28
The S&P®/ASX 200 Index	S-32
The S&P Select Industry Indices	S-35
The S&P Select Sector Indices	S-39
The S&P U.S. Indices	S-43
The Swiss Market Index®	S-48
The TOPIX® Index	S-51
Certain Terms of the Notes	S-53
The Bank’s Estimated Value of the Notes	S-59
Material Canadian Federal Income Tax Consequences	S-60
Certain U.S. Federal Income Tax Consequences	S-60

Prospectus Supplement dated December 16, 2019

About this Prospectus Supplement	S-1
Risk Factors	S-1
Use of Proceeds	S-11
Description of the Notes We May Offer	S-12
Supplemental Plan of Distribution (Conflicts of Interest)	S-31

Prospectus dated December 16, 2019

About this Prospectus	i
Forward-Looking Statements	i
Available Information	iii
Documents Incorporated by Reference	iii
Presentation of Financial Information	iii
Canadian Imperial Bank of Commerce	iii
Risk Factors	1
Use of Proceeds	1
Description of Senior Debt Securities	1
Material Income Tax Consequences	23
Plan of Distribution	31
Certain U.S. Benefit Plan Investor Considerations	34
Limitations on Enforcement of U.S. Laws Against CIBC, Its Management and Others	35
Validity of Securities	36
Experts	36

PRS-31

$19,550,000

Canadian Imperial Bank of Commerce Senior Global Medium-Term Notes Digital Russell 1000® Value Index-Linked Notes due December 15, 2021

Goldman Sachs & Co. LLC